December 23, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	JNL Variable Fund LLC (File No. 811-09121) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Variable Fund LLC (the “Fund”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Fund on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Notice of Special Meeting of Shareholders of the JNL/Mellon S&P 1500 Growth Index Fund, a series of JNL Series Trust (the “Acquired Fund”), a Combined Proxy Statement/Prospectus, a Statement of Additional Information, and Forms of Proxy and Voting Instruction Cards relating to the special meeting of shareholders of the Acquired Fund (the “Meeting”).  The Meeting is being held to request approval of the reorganization of the Acquired Fund into the JNL/Mellon Nasdaq® 100 Index Fund, a series of the Fund.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on January 22, 2020.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Fund.
If you have any questions or comments regarding the foregoing, please contact me at (312) 730-9730.
Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

Enclosure